UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

LABRANCHE & CO INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

505447102
(CUSIP Number)

April 6, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)

/_/ Rule 13d-1(c)

/_/ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Torray Corp. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /X/
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,993,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,993,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,993,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94%
12	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert E. Torray N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /X/
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,290,000
	6	SHARED VOTING POWER 2,993,200
	7	SOLE DISPOSITIVE POWER 1,290,000
	8	SHARED DISPOSITIVE POWER 2,993,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,283,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06%
12	TYPE OF REPORTING PERSON IN, HC

Item 1.     (a).     Name of Issuer: LaBranche & Co Inc.

                (b).     Address of Issuer's Principal Executive Offices:

                          One Exchange Plaza
                          New York, New York 10006

Item 2.     (a).     Name of Person Filing:

                            (i)     Torray Corp. ("Torray Corp.")
                            (ii)     Robert E. Torray ("Torray")

                (b).    Address of Principal Business Office or, if none, Residence:

                            7501 Wisconsin Avenue
                            Suite 1100
                            Bethesda, MD 20814

                (c).     Citizenship or Place of Organization:

                            Torray Corp.:   Maryland
                            Torray:   United States

                (d).     Title of Class of Securities: Common Stock

                (e).     CUSIP Number: 505447102

Item 3.     If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c.);

                (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

                (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

                (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

                (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [ ] A church plan that is excluded from the definition of an investment company undersection 3(c)(14) of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                (a).     Amount beneficially owned:

                        (i)     Torray Corp.: 2,993,200
                        (ii)    Torray: 4,283,200

                (b).     Percent of class:

                        (i)     Torray Corp.: 4.94%
                        (ii)     Torray: 7.06%

                (c).     Number of shares as to which the person has:

                        (1)     Sole power to vote or to direct the vote:

                        (i) Torray Corp.: 2,993,200
                        (ii) Torray: 1,290,000

                        (2)     Shared power to vote or to direct the vote:

                        (i) Torray Corp.: 0
                        (ii) Torray: 2,993,200

                        (3)     Sole power to dispose or to direct the disposition of:

                        (i) Torray Corp.: 2,993,200
                        (ii) Torray: 1,290,000

                        (4)     Shared power to dispose or to direct the disposition of:

                        (i) Torray Corp.: 0
                        (ii) Torray: 2,993,200

Item 5.     Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7.     Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                Not Applicable

Item 8.     Identification and Classification of Members of the Group:

                Not Applicable

Item 9.     Notice of Dissolution of Group:

                Not Applicable

Item 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TORRAY CORP.

Date: April 18, 2005	By: /s/ William Lane
William Lane
Vice President

ROBERT E. TORRAY

Date: April 18, 2005	By: /s/ Robert E. Torray
Robert E. Torray

EXHIBIT 1

JOINT FILING AGREEMENT AMONG TORRAY CORP. AND ROBERT E. TORRAY

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

TORRAY CORP. AND ROBERT E. TORRAY hereby agree, in accordance with Rule 13d-1(k) under the Act, to file an amendment to the statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said amendment to the statement shall be filed on behalf of each of them.

TORRAY CORP.

Date: April 18, 2005	By: /s/ William Lane
William Lane
Vice President

ROBERT E. TORRAY

Date: April 18, 2005	By: /s/ Robert E. Torray
Robert E. Torray